Press Release

GreenPower Announces LOI with Invisible Urban Charging for Deploying EV Buses at Scale

Vancouver, Canada, October 9, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced they have entered into a Letter of Intent (LOI) with Invisible Urban Charging, Inc. ("IUC") to establish a framework to evaluate and jointly develop integrated electric-fleet solutions that combine GreenPower's electric vehicle platforms with IUC's charging infrastructure, software, operations and capital-solutions capabilities. IUC has secured in excess of US$2.5 billion to further the development of its electric mobility program.

The EV Star Cab & Chassis is the foundation of an LOI entered into today between

GreenPower and IUC to jointly develop integrated electric-fleet solutions.

Under the LOI, GreenPower and IUC intend to evaluate opportunities involving the EV Star Cab & Chassis, electric buses, shuttles, cab-and-chassis platforms, strip chassis and other commercial electric vehicles; fleet telematics and route and energy optimization; local body completion, assembly, sourcing and domestic-production pathways; maintenance, warranty, parts, training and lifecycle support; and potential project-level financing, leasing, fleet-as-a-service, charging-as-a-service and other capital solutions.

"This LOI creates a practical framework for GreenPower and IUC to evaluate how purpose-built electric vehicle platforms, charging infrastructure, software and capital solutions can be integrated for fleet customers in qualified markets.  The LOI also sets out the framework where GreenPower would use bodybuilders in international markets to build locally all-electric shuttle buses utilizing GreenPower's EV Star Cab Chassis," said GreenPower CEO Fraser Atkinson. "We look forward to working with IUC to assess vehicle configurations, localization pathways and customer-ready solutions."

Added Jake Bezzant, CEO of IUC, "As our clients increasingly ask for us to cover more of the EV ecosystem, including fleet transition, teaming with GreenPower Motors gives us a partner that can deliver high-quality vehicles and support our own effort to deliver a best-in-class offering for charging, service, vehicles, batteries, and anything else that our clients need."

IUC is engaged with several opportunities in the United States and internationally where client hosts are seeking to upgrade charging infrastructure as well as deploy strategically adjacent assets that rely on or augement that infrastructure, including heavy- and light-use fleet vehicles, battery storage systems, and solar energy generation.

The LOI contemplates a staged review process during which the parties intend to exchange technical, commercial and diligence materials; assess potential vehicle fit, specifications, certifications, production capacity and delivery assumptions; evaluate local-market body builders, contract manufacturers and suppliers; develop service and support plans; and coordinate customer-facing proposals, subject in all respects to diligence, approvals and definitive agreements.

The LOI also contemplates the evaluation of a commercially viable pathway for GreenPower vehicle platforms to be completed, body-built or assembled locally in markets where IUC is expanding. Any such pathway would remain subject to engineering validation, homologation and certifications, import and customs treatment, local-content analysis, regulatory review, customer acceptance and definitive documentation.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com.

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings Company's public documents including those filed on SEDAR+ at www.sedarplus.ca and with the United States Securities and Exchange Commission filed on EDGAR at www.sec.gov could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

©2026 GreenPower Motor Company Inc. All amounts in US$, unless otherwise stated. All rights reserved.